Mail Stop 4561

February 22, 2006

Mr. Richard Govatski
Chief Executive Officer
NMXS.Com, Inc.
5021 Indian School Road
Suite 100
Albuquerque, New Mexico 87110

> **Re: NMXS.Com, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2005**
> **File No. 333-30176**

Dear Mr. Govatski:

We have reviewed the above referenced filings and your response letter dated February 3, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Note B – Summary of Significant Accounting Policies

[2] Revenue Recognition, pages 25-27

1.   We note your response to prior comment number 3 which states, "hosting arrangements sold in conjunction with a software sale have a software license component, and they are accounted for under SOP 97-2." Determining whether a hosting arrangement should be accounted for under SOP 97-2 or SAB Topic 13 is not dependent on whether the

arrangement includes a software license component. It is based on the criteria of EITF 00-3. Your response to comment number 3 from your response letter dated October 18, 2005 states, "according to paragraph 5 of EITF 00-3, our hosting arrangements do not fall within the scope of SOP 97-2." Therefore, it appears that you have concluded that your hosting arrangements do not include a software element covered by SOP 97-2 as you do not meet the criteria of EITF 00-3. If this is the case, you should account for your hosting arrangements as service contracts pursuant to SAB Topic 13. Please advise.

2.   We have read your response and have the following questions with respect to your reclassification of advertising barter credits from accounts receivable to prepaid expenses in the quarter ended September 30, 2005.

- We note that you reclassified the advertising barter credits in the third quarter of 2005 as you "had the documentation in place to support the reclassification". Clarify what documentation you are referring to and why you believe that such documentation impacts the classification of advertising barter credits.
- Tell us your consideration of paragraphs 13 of APB Opinion 20 when concluding that the reclassification is appropriate. In this respect, we note your disclosure on page 19, "the advertising agreement was a barter transaction, so this receivable will not directly generate cash." As the barter credit was not going to generate cash, clarify why you believe that accounts receivable classification is appropriate at December 31, 2004 and subsequent quarters.
- If you conclude that this should be reported as a correction of an error, tell us how you plan to comply with paragraphs 36 through 38 of APB Opinion 20.
- If you conclude that this is not a correction of an error, and hence the reclassification is appropriate, tell us your consideration of reporting corresponding changes in your consolidated balance sheets for prior periods reported. In this respect, we note that advertising barter credits have been included in accounts receivable at September 30, 2004 as reported in your Form 10-QSB/A for the quarter ended September 30, 2005.

Form 10-QSB/A for the Quarter Ended September 30, 2005

Item 3. Controls and Procedures, page 27

3.   We note your revised disclosure here and in your amended Form 10-Qs for the quarters ended March 31, 2005 and June 30, 2005 and reissue and clarify prior comment number 11. We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective, "in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC and achieve their intended purposes and objectives." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the

Commissions rules and forms. When disclosing the conclusion to the evaluation of the effectiveness of your disclosures, controls and procedures, you should address the entire definition pursuant to Exchange Act Rule 13a-15(e), without limitation.

4.   We note your disclosure here and in your amended Form 10-Qs for the quarters ended March 31, 2005 and June 30, 2005 that the evaluation was performed "within 90 days prior to the filing date of this report." Pursuant to Exchange Act Rule 13a-15(b), the evaluation is required to be performed as of the end of each fiscal quarter. Revise as appropriate.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief